

April 2, 2012

<u>Via E-mail</u>
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>How We Generate Revenues, page 36</u>

1. Further to prior comment 24 from our letter dated December 15, 2010, for each of your largest customers discussed in this section, please disclose the percentage of your fiscal 2011 revenues attributable to distribution revenues versus those attributable to advertising revenues. We note that you provided corresponding disclosure for fiscal 2010 in prior amendments. If you believe that this disclosure is no longer material to an understanding of your results of operations, please explain why in your response letter.

<u>Results of Operations</u>

<u>Revenue, page 38</u>

2. Further to the above comment, we note that you no longer provide separate disclosure of revenues pertaining to advertising and distribution services. Please tell us your consideration for quantifying each of these revenue streams and providing explanations for any changes to these revenue streams for each period presented. It appears such information may be important to an understanding of your results of operations, given your discussion of these revenue streams throughout your registration statement. Please refer to Item 303(a)(3) of Regulation S-K

Liquidity and Capital Resources, page 43

3.   We note that as of December 31, 2011, you had cash, cash equivalents and marketable securities of $46.3 million that you expect to use for brand marketing, expansion in Europe and general corporate purposes. Please revise to disclose the amount of cash, cash equivalents and marketable securities held by foreign subsidiaries that is not available to fund domestic operations and obligations without paying taxes upon its repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 46

4.   We note that the table on page 50 is presented as of July 31, 2011 and shows total stock options granted in 2011 of 770,000, whereas the table on page F-24 is presented as of December 31, 2011 and shows total stock options granted in 2011 of 1,165,000. Please revise your table on page 50 to include stock options granted through December 31, 2011. Furthermore, please continue to revise your registration statement for additional grants of stock options or other equity awards through the effective date of the registration statement.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segments, page F-7

5.   We note from disclosure elsewhere in the filing that revenues are derived primarily from two main sources: advertising and distribution. Please revise to separately disclose revenues for each of these services pursuant to the guidance of ASC 280-10-50-40.

Note 9. Income Taxes, page F-16

6.   We note that you have not recorded U.S. income and foreign withholding taxes on the earnings of your foreign subsidiaries because you intend to permanently reinvest such earnings**.** Please revise to quantify the amount of unremitted earnings held by foreign subsidiaries. Please refer to ASC 740-30-50-2(b).

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
       Michael A. Conza
       Bingham McCutchen LLP